Exhibit 99.1

SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from

4 July to 1 August 2017

DATE	DETAIL
01 August 2017	Transaction in own shares
01 August 2017	Director/PDMR Shareholding
01 August 2017	Total Voting Rights
31 July 2017	Transaction in own shares
28 July 2017	Publication of prospectus
28 July 2017	Transaction in own shares
27 July 2017	Publication of Annual Report – Group Company
27 July 2017	Transaction in own shares
26 July 2017	Transaction in own shares
25 July 2017	Director/PDMR Shareholding
25 July 2017	Transaction in own shares
24 July 2017	Transaction in own shares
21 July 2017	Transaction in own shares
20 July 2017	Transaction in own shares
19 July 2017	Transaction in own shares
18 July 2017	Transaction in own shares
17 July 2017	Transaction in own shares
14 July 2017	Transaction in own shares
13 July 2017	Annual Report – Group Companies with Listed Debt
13 July 2017	Transaction in own shares
12 July 2017	Transaction in own shares
11 July 2017	Transaction in own shares
10 July 2017	Director/PDMR Shareholding
10 July 2017	Transaction in own shares
07 July 2017	Transaction in own shares
06 July 2017	Transaction in own shares
05 July 2017	Transaction in own shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

31 July 2017: AGM Results